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EXHIBIT 12.1

AMERENENERGY GENERATING COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars, Except Ratios)	For the six months ended June 30, 2002	For the year ended December 31, 2001	For the period from May 1, 2000 through December 31, 2000
Net income	$15,580	$75,924	$43,808
Add—Cumulative effect of change in accounting principle, net of tax	—	1,993	—

Net income from continuing operations	15,580	77,917	43,808
Taxes based on income	10,192	47,296	27,213

Pre-tax income from continuing operations	$25,772	$125,213	$71,021

Add—fixed charges:
Interest expense on long term debt and amortization of discount on third-party indebtedness	18,068	34,034	5,344
Interest expense on intercompany indebtedness	21,890	41,036	29,537
Interest capitalized	878	1,316	803

Total fixed charges	$40,836	$76,386	$35,684

Earnings available for fixed charges	$66,608	$201,599	$106,705

Ratio of earnings to fixed charges	1.631	2.639	2.990

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  EXHIBIT 12.1
AMERENENERGY GENERATING COMPANY COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES